Exhibit 99.1

Missfresh Adopts Significant Business Strategy Adjustments

BEIJING, July 28, 2022 (GLOBE NEWSWIRE) -- Missfresh Limited (“Missfresh” or the “Company”) (NASDAQ: MF), an innovator and leader in China’s neighborhood retail industry, today announced that it has adopted significant adjustments to its business strategy.

As announced on July 14, 2022, the Company entered into a strategic investment agreement with Shanxi Donghui Group (“Shanxi Donghui”), pursuant to which Shanxi Donghui agrees to make an RMB200 million equity investment in Missfresh. As of today, the transaction has not been closed and the Company has not received any funding from Shanxi Donghui.

As a result, the Company has to adopt significant adjustments to its business strategy for sustainability, including a temporary shutdown of its on-demand Distributed Mini Warehouse (DMW) service and staff optimization. It is expected that these significant adjustments will have a material and adverse impact on the Company’s financial performance. The on-demand DMW business contributed approximately 85% of the Company’s total net revenue for the nine months ended September 30, 2021. The Company will decide if and when it will re-open the on-demand DMW business depending on the development of its financings and business operations. The Company will make every effort to maintain normal operations in its next-day delivery business, intelligent fresh market business and retail cloud business.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: potential adverse reactions or changes to business relationships resulting from the announcement; adverse changes in general economic or market conditions; actions by third parties, including government agencies, that may adversely affect the proposed transactions; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which Missfresh or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; impact of the COVID-19 pandemic; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

Email: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com

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